EXHIBIT 21.1:

SUBSIDIARIES OF OIL-DRI CORPORATION OF AMERICA

Subsidiary	State or Country of Organization
Agromex Importaciones, S.A. de C.V.	Mexico
Amlan Trading (Shenzhen) Company, Ltd.	China
Blue Mountain Production Company	Mississippi
Mounds Management, Inc.	Delaware
Mounds Production Company, LLC	Illinois
ODC Acquisition Corp.	Illinois
Oil-Dri Canada ULC	Canada
Oil-Dri Corporation of Georgia	Georgia
Amlan International	Nevada
Oil-Dri Production Company	Mississippi
Oil-Dri SARL	Switzerland
Oil-Dri (U.K.) Limited	United Kingdom
PT Amlan Perdagangan Internasional	Indonesia
Taft Production Company	Delaware